

February 26, 2013

Via E-mail
Rick C. Welker
Acting Chief Financial Officer
Beacon Roofing Supply, Inc.
One Lakeland Park Drive
Peabody, Massachusetts 01960

> **Re: Beacon Roofing Supply, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2012**
> **Filed November 29, 2012**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2012**
> **Filed February 8, 2013**
> **File No. 0-50924**

Dear Mr. Welker:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17
Results of operations, page 19

1. Please confirm to us that in future filings you will quantify the extent to which increases/decreases in volumes sold, increases/decreases in prices, and raw material inflation pass-through contributed to the increase or decrease in net sales, gross profit margin, and income from operations. Please refer to Items 303(a)(3)(iii), and 303(a)(3)(iv) of Regulation S-K for guidance. In addition, please also confirm to us that you will quantify the impact of other factors you identified that contributed to fluctuations in the line items impacting earnings (e.g., acquisitions, number of business days during the fiscal year, changes in

product mix). Please refer to Item 303(a)(3)(i) of Regulation S-K and Section 501.12.b.3 of the Financial Reporting Codification for guidance.

Form 10-Q for Fiscal Quarter Ended December 31, 2012

Consolidated Balance Sheets, page 2

2. In future interim reports, please disclose the components of your inventories balance for each period presented either in the footnotes or within MD&A, considering the significance to total current assets and your operating cash flows.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief